UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 9, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: January 9, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS STRONG DECEMBER AND FULL YEAR GLOBAL SALES FOR 2016

Mumbai, January 9, 2017: Jaguar Land Rover, the UK's leading manufacturer of premium luxury vehicles has achieved its best ever December sales performance in 2016, with total retail sales of 55,375 vehicles, up 12% on the prior year, primarily driven by the ongoing success of the Jaguar F-PACE, Land Rover Discovery Sport and the Range Rover Sport as well as strong demand for the long wheel base Jaguar XFL in China. Jaguar Land Rover total retail sales for the full 2016 calendar year also reached record levels with sales of 583,312 units, up 20% compared to 2015.

Jaguar Land Rover's global retail sales performance for December shows strong growth in China (up 36%), North America (up 30%) and Europe (up 8%) but softer sales in the UK (down 3%) and in other overseas markets (down 16%).

Jaguar retail sales were up 95% in December 2016, retailing 16,349 vehicles driven by the ongoing success of the F-PACE and strong demand for the long wheel base XFL in China. Jaguar retail sales for the full 2016 calendar year reached 148,730, up 77% compared to 2015.

Land Rover retailed 39,026 vehicles in December 2016, down 5% compared to December 2015 as strong retail sales of the Discovery Sport and Range Rover Sport were offset by lower sales of the discontinued Defender and Discovery models. Land Rover retail sales for the full 2016 calendar year reached 434,582, up 8% compared to 2015.

-Ends-

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Kelly Mundee, Corporate Communications

M: +44 (0) 7880 182287 E: kmundee@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.